Exhibit 99.1

CyberArk Announces Strong Third Quarter 2023 Results

Company Exceeds Expectations Across all Guided Metrics
Subscription Portion of Annual Recurring Revenue (ARR) of $504 million; Growth of 68% Year-over-Year
Total ARR of $705 million; Growth of 38% Year-over-Year
Subscription Revenue of $122.9 million in Q3; Growth of 65% Year-Over-Year
Record Total Revenue of $191.2 million in Q3 Exceeds Guidance; Growth Accelerating to 25% Year-Over-Year
Company Significantly Raises Full Year ARR Guidance to a Range of $758 million to $768 million from $743 million to $753 million

Newton, Mass. and Petach Tikva, Israel – November 2, 2023 – CyberArk (NASDAQ: CYBR), the identity security company, today announced strong financial results for the third quarter ended September 30, 2023.

“Strong execution and robust industry tailwinds drove our outperformance in the third quarter and our results significantly exceeded expectations across all guided metrics,” said Matt Cohen, CyberArk's Chief Executive Officer. “We delivered one of the best financial performances in the company’s history in the third quarter and our business accelerated. Our identity security platform is gaining momentum in both our customer base and with new customers who recognize the critical requirement to secure all identities, human and machine, with intelligent privileged controls. The durable demand for our solutions is the result of the severe threat landscape paired with the exponential growth of identities and environments. We delivered robust net new ARR, 68 percent growth in Subscription ARR to $504 million and 38 percent growth in total ARR to $705 million. Our consistent execution, strong competitive position and confidence in the demand environment is best demonstrated by the significant increase in our full year ARR guidance. As the clear leader in identity security, we have a tremendous opportunity in front of us and are well positioned to deliver strong long-term growth, profitability and cash flow.”

Financial Summary for the Third Quarter Ended September 30, 2023
•	Subscription revenue was $122.9 million in the third quarter of 2023, an increase of 65 percent from $74.2 million in the third quarter of 2022.
•	Maintenance and professional services revenue was $64.3 million in the third quarter of 2023, compared to $64.6 million in the third quarter of 2022.
•	Perpetual license revenue was $4.1 million in the third quarter of 2023, compared to $13.8 million in the third quarter of 2022.
•	Total revenue was $191.2 million in the third quarter of 2023, up 25 percent from $152.7 million in the third quarter of 2022, outperforming guidance.
•	GAAP operating loss was $(25.7) million and non-GAAP operating income was $16.9 million in the third quarter of 2023, outperforming guidance.
•
GAAP net loss was $(14.6) million, or $(0.35) per basic and diluted share, in the third quarter of 2023. Non-GAAP net income was $19.6 million, or $0.42 per diluted share, in the third quarter of 2023, outperforming guidance.

Balance Sheet and Net Cash Provided by Operating Activities
•	As of September 30, 2023, CyberArk had $1.2 billion in cash, cash equivalents, marketable securities, and short-term deposits.
•	During the nine months ended September 30, 2023, the Company’s net cash provided by operating activities was $9.3 million.
•	As of September 30, 2023, total deferred revenue was $423.1 million, a 12 percent increase from $376.1 million at September 30, 2022.

Key Business Highlights
•	Annual Recurring Revenue (ARR) was $705 million, an increase of 38 percent from $512 million at September 30, 2022.
o
The Subscription portion of ARR was $504 million, or 72 percent of total ARR at September 30, 2023. This represents an increase of 68 percent from $301 million, or 59 percent of total ARR, at September 30, 2022.

o	The Maintenance portion of ARR was $200 million at September 30, 2023, compared to $211 million at September 30, 2022.
•	Recurring revenue in the third quarter was $174.4 million, an increase of 36 percent from $128.5 million for the third quarter of 2022.

Recent Developments
•	CyberArk was named a Leader in 2023 Gartner Magic Quadrant for Privileged Access Management.(1) CyberArk is recognized in this report for the fifth consecutive time.
•	CyberArk launched Artificial Intelligence Center of Excellence to combat attacker innovation with identity security innovation.
•
CyberArk was named a Leader in The Forrester Wave™: Privileged Identity Management, Q4 2023,(2) receiving the top score in the ‘Current Offering’ category as well as the highest possible score in 16 criteria including: least privilege access, just-in-time access, development and DevOps support, threat detection and response, innovation and partner ecosystem.

Business Outlook
Based on information available as of November 2, 2023, CyberArk is issuing guidance for the fourth quarter and full year 2023 as indicated below.

Fourth Quarter 2023:
•	Total revenue is expected to be in the range of $206.5 million and $211.5 million, representing growth of 22 percent to 25 percent compared to the fourth quarter of 2022.
•	Non-GAAP operating income is expected to be in the range of $19.0 million to $23.0 million.
•	Non-GAAP net income per share is expected to be in the range of $0.41 to $0.50 per diluted share.
o	Assumes 47.1 million weighted average diluted shares.

Full Year 2023:
•	Total revenue is expected to be in the range of $735.3 million to $740.3 million, representing growth of 24 percent to 25 percent compared to the full year 2022.
•	Non-GAAP operating income is expected to be in the range of $17.7 million to $21.7 million.
•	Non-GAAP net income per share is expected to be in the range of $0.72 to $0.80 per diluted share.
o	Assumes 46.5 million weighted average diluted shares.
•	ARR as of December 31, 2023 is expected to be in the range of $758 million to $768 million, representing growth of 33 percent to 35 percent from December 31, 2022.

(1)	Gartner® Magic Quadrant™ for Privileged Access Management, by Felix Gaehtgens, James Hoover, Michael Kelley, Brian Guthrie, Abhyuday Data, 5 September 2023

(2)	The Forrester Wave™: Privileged Identity Management, Q4 2023 by Geoff Cairns, October 11, 2023

Conference Call Information
In conjunction with this announcement, CyberArk will host a conference call on Thursday, November 2, 2023 at 8:30 a.m. Eastern Time (ET) to discuss the Company’s third quarter financial results and its business outlook. To access this call, dial +1 (888) 330-2455 (U.S.) or +1 (240) 789-2717 (international). The conference ID is 6515982. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 770-2030 (U.S.) or +1 (647) 362-9199 (international). The replay pass code is 6515982. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in identity security. Centered on intelligent privilege controls, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud environments and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on LinkedIn, Twitter, Facebook or YouTube.

Copyright © 2023 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)
•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, self-hosted subscription and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue
•
Subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue
•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and self-hosted subscription contracts in effect at the end of the reported period.

Recurring Revenue

•	Recurring Revenue is defined as revenue derived from SaaS and self-hosted subscription contracts, and maintenance contracts related to perpetual licenses during the reported period.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP net income (loss) and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net loss or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•
Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, amortization of intangible assets related to acquisitions, and impairment of capitalized software development costs.

•
Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income (loss) is calculated as GAAP operating loss excluding share-based compensation expense, impairment of capitalized software development costs, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income (loss) is calculated as GAAP net loss excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, impairment of capitalized software development costs, amortization of debt discount and issuance costs, gain from investment in privately held companies, and the tax effect of non-GAAP adjustments.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, impairment of capitalized software development costs, non-cash interest expense related to the amortization of debt discount and issuance cost, gain from investment in privately held companies, and the tax effect of the non-GAAP adjustments and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions, and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; fluctuation in the Company’s quarterly results of operations due to sales cycles and multiple pricing and delivery models; the Company’s ability to sell into existing and new customers and industry verticals; an increase in competition within the Privileged Access Management and Identity Security markets; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; complications or risks in connection with the Company’s subscription model, including uncertainty regarding renewals from its existing customer base, and retaining sufficient subscription or maintenance and support service renewal rates; risks related to compliance with privacy and data protection laws and regulations; risks regarding potential negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations, rising interest rates, bank failures, inflation, and the potential for regional or global recessions; the Company’s ability to hire, train, retain and motivate qualified personnel; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s history of incurring net losses and its ability to achieve profitability in the future; risks related to the Company’s ongoing transition to a new Chief Executive Officer; risks related to sales made to government entities; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of strategic acquisitions; the duration and scope of the COVID-19 pandemic and its resulting effect on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to expand its sales and marketing efforts and expand its channel partnerships across existing and new geographies; regulatory and geopolitical risks associated with global sales and operations, as well as the location of our principal executive offices, most of our research and development activities and other significant operations in Israel; changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Gartner Disclaimers

GARTNER is a registered trademark and service mark of Gartner and Magic Quadrant and Peer Insights are a registered trademark, of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Gartner Peer Insights content consists of the opinions of individual end users based on their own experiences with the vendors listed on the platform, should not be construed as statements of fact, nor do they represent the views of Gartner or its affiliates. Gartner does not endorse any vendor, product or service depicted in this content nor makes any warranties, expressed or implied, with respect to this content, about its accuracy or completeness, including any warranties of merchantability or fitness for a particular purpose.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1-617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2023	2022	2023

Revenues:
Subscription	$74,249	$122,879	$192,198	$321,766
Perpetual license	13,790	4,056	35,385	13,028
Maintenance and professional services	64,631	64,301	194,976	193,990

Total revenues	152,670	191,236	422,559	528,784

Cost of revenues:
Subscription	12,214	21,281	32,487	54,859
Perpetual license	703	642	1,980	1,173
Maintenance and professional services	19,548	19,816	56,751	60,446

Total cost of revenues	32,465	41,739	91,218	116,478

Gross profit	120,205	149,497	331,341	412,306

Operating expenses:
Research and development	48,437	51,733	138,844	157,653
Sales and marketing	90,298	98,859	254,536	299,376
General and administrative	20,738	24,642	60,342	67,038

Total operating expenses	159,473	175,234	453,722	524,067

Operating loss	(39,268)	(25,737)	(122,381)	(111,761)

Financial income, net	3,641	12,424	6,269	33,912

Loss before taxes on income	(35,627)	(13,313)	(116,112)	(77,849)

Tax benefit (taxes on income)	2,902	(1,296)	7,948	2,434

Net loss	$(32,725)	$(14,609)	$(108,164)	$(75,415)

Basic loss per ordinary share	$(0.80)	$(0.35)	$(2.67)	$(1.82)
Diluted loss per ordinary share	$(0.80)	$(0.35)	$(2.67)	$(1.82)

Shares used in computing net loss per ordinary shares, basic	40,834,640	41,899,371	40,488,909	41,539,052

Shares used in computing net loss per ordinary shares, diluted	40,834,640	41,899,371	40,488,909	41,539,052

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	September 30,
	2022	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$347,338	$372,196
Short-term bank deposits	305,843	284,461
Marketable securities	301,101	249,539
Trade receivables	120,817	118,983
Prepaid expenses and other current assets	22,482	26,308

Total current assets	1,097,581	1,051,487

LONG-TERM ASSETS:
Marketable securities	227,748	322,026
Property and equipment, net	23,474	17,814
Intangible assets, net	27,508	22,050
Goodwill	153,241	153,241
Other long-term assets	217,040	213,243
Deferred tax asset	72,809	85,005

Total long-term assets	721,820	813,379

TOTAL ASSETS	$1,819,401	$1,864,866

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$13,642	$12,624
Employees and payroll accruals	77,328	70,750
Accrued expenses and other current liabilities	33,584	33,022
Deferred revenues	327,918	357,282

Total current liabilities	452,472	473,678

LONG-TERM LIABILITIES:
Convertible senior notes, net	569,344	571,590
Deferred revenues	80,524	65,773
Other long-term liabilities	38,917	33,376

Total long-term liabilities	688,785	670,739

TOTAL LIABILITIES	1,141,257	1,144,417

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	107	110
Additional paid-in capital	660,289	774,882
Accumulated other comprehensive income (loss)	(15,560)	(12,436)
Retained earnings (accumulated deficit)	33,308	(42,107)

Total shareholders' equity	678,144	720,449

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,819,401	$1,864,866

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Nine Months Ended
	September 30,
	2022	2023

Cash flows from operating activities:
Net loss	$(108,164)	$(75,415)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	11,883	15,097
Amortization of premium and accretion of discount on marketable securities, net	3,976	(2,724)
Share-based compensation	88,593	102,565
Deferred income taxes, net	(14,267)	(10,763)
Decrease in trade receivables	23,865	1,834
Amortization of debt discount and issuance costs	2,234	2,245
Increase in prepaid expenses, other current and long-term assets and others	(19,769)	(22,564)
Changes in operating lease right-of-use assets	2,781	5,495
Increase (decrease) in trade payables	509	(980)
Increase in short-term and long-term deferred revenues	58,814	14,613
Decrease in employees and payroll accruals	(16,285)	(13,579)
Increase in accrued expenses and other current and long-term liabilities	2,259	669
Changes in operating lease liabilities	(7,218)	(7,187)

Net cash provided by operating activities	29,211	9,306

Cash flows from investing activities:
Investment in short and long term deposits	(320,320)	(204,461)
Proceeds from short and long term deposits	363,905	243,630
Investment in marketable securities and other	(318,566)	(322,049)
Proceeds from sales and maturities of marketable securities and other	256,899	285,445
Purchase of property and equipment	(8,778)	(4,253)
Payments for business acquisitions, net of cash acquired	(41,285)	-

Net cash used in investing activities	(68,145)	(1,688)

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	(811)	3,210
Proceeds from exercise of stock options	1,729	4,209
Proceeds in connection with employees stock purchase plan	12,322	11,776
Payments of contingent consideration related to acquisitions	(1,578)	-

Net cash provided by financing activities	11,662	19,195

Increase (decrease) in cash, cash equivalents	(27,272)	26,813

Effect of exchange rate differences on cash, cash equivalents	(5,045)	(1,955)

Cash and cash equivalents at the beginning of the period	356,850	347,338

Cash and cash equivalents at the end of the period	$324,533	$372,196

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by operating activities to Free cash flow:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2023	2022	2023

Net cash provided by operating activities	$18,481	$14,353	$29,211	$9,306
Less:
Purchase of property and equipment	(4,618)	(731)	(8,778)	(4,253)

Free cash flow	$13,863	$13,622	$20,433	$5,053

GAAP net cash used in investing activities	(72,380)	(42,788)	(68,145)	(1,688)
GAAP net cash provided by (used in) financing activities	(1,602)	5,510	11,662	19,195

 Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2023	2022	2023

Gross profit	$120,205	$149,497	$331,341	$412,306
Plus:
Share-based compensation (1)	4,030	4,780	10,962	13,112
Amortization of share-based compensation capitalized in software development costs (3)	88	103	264	309
Amortization of intangible assets (2)	1,639	1,704	4,339	5,113
Impairment of capitalized software development costs	-	2,067	-	2,067

Non-GAAP gross profit	$125,962	$158,151	$346,906	$432,907

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2023	2022	2023

Operating expenses	$159,473	$175,234	$453,722	$524,067
Less:
Share-based compensation (1)	27,712	33,821	77,631	89,454
Amortization of intangible assets (2)	154	139	458	410
Acquisition related expenses	1,653	-	2,244	-

Non-GAAP operating expenses	$129,954	$141,274	$373,389	$434,203

Reconciliation of Operating Loss to Non-GAAP Operating Income (Loss):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2023	2022	2023

Operating loss	$(39,268)	$(25,737)	$(122,381)	$(111,761)
Plus:
Share-based compensation (1)	31,742	38,601	88,593	102,566
Amortization of share-based compensation capitalized in software development costs (3)	88	103	264	309
Amortization of intangible assets (2)	1,793	1,843	4,797	5,523
Acquisition related expenses	1,653	-	2,244	-
Impairment of capitalized software development costs	-	2,067	-	2,067

Non-GAAP operating income (loss)	$(3,992)	$16,877	$(26,483)	$(1,296)

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net Loss to Non-GAAP Net Income (loss):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2023	2022	2023

Net loss	$(32,725)	$(14,609)	$(108,164)	$(75,415)
Plus:
Share-based compensation (1)	31,742	38,601	88,593	102,566
Amortization of share-based compensation capitalized in software development costs (3)	88	103	264	309
Amortization of intangible assets (2)	1,793	1,843	4,797	5,523
Acquisition related expenses	1,653	-	2,244	-
Amortization of debt discount and issuance costs	746	748	2,234	2,244
Unrealized Gain from investment in privately held companies	(324)	(250)	(324)	(544)
Impairment of capitalized software development costs	-	2,067	-	2,067
Taxes on income related to non-GAAP adjustments	(5,307)	(8,894)	(14,629)	(22,808)

Non-GAAP net income (loss)	$(2,334)	$19,609	$(24,985)	$13,942

Non-GAAP net income (loss) per share
Basic	$(0.06)	$0.47	$(0.62)	$0.34
Diluted	$(0.06)	$0.42	$(0.62)	$0.30

Weighted average number of shares
Basic	40,834,640	41,899,371	40,488,909	41,539,052
Diluted	40,834,640	46,641,527	40,488,909	46,134,041

(1) Share-based Compensation :

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2023	2022	2023

Cost of revenues - Subscription	$634	$1,149	$1,527	$2,959
Cost of revenues - Perpetual license	42	11	103	30
Cost of revenues - Maintenance and Professional services	3,354	3,620	9,332	10,123
Research and development	6,983	7,867	19,787	21,797
Sales and marketing	13,654	15,800	37,415	43,990
General and administrative	7,075	10,154	20,429	23,667

Total share-based compensation	$31,742	$38,601	$88,593	$102,566

(2) Amortization of intangible assets :

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2023	2022	2023

Cost of revenues - Subscription	$1,598	$1,704	$4,231	$5,113
Cost of revenues - Perpetual license	41	-	108	-
Sales and marketing	154	139	458	410

Total amortization of intangible assets	$1,793	$1,843	$4,797	$5,523

(3) Classified as Cost of revenues - Subscription.